Filed by Alliance Data Systems Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Conversant, Inc.
Commission File No.: 001-31357

The following was provided to Alliance Data/Epsilon Associates:

Epsilon Associate Q&A
Epsilon Acquisition Announcement – Conversant (NASDAQ:CNVR)

General Information

Who is Conversant and what do they do?
Conversant is a leading digital marketing and ad tech company focused on helping advertisers deliver personalized communications, with a focus on pure digital channels including display, mobile and video.   Formerly known as ValueClick, Conversant has two segments.  The Media segment is a technology-enabled services business that leverages rich behavioral and first-party online and offline data to drive personalized display ads online, on mobile devices, and through video, for major advertisers. The Affiliate segment, known as CJ Affiliate, formerly known as Commission Junction, is the world's largest affiliate network and supports advertisers by leveraging the power of over 60,000 publishers (websites and mobile applications) to help advertisers reach and acquire new customers online. Conversant has 1,400 associates based in the US and in Europe.  Primary locations include Westlake Village, CA, San Francisco, Chicago and New York.

Why is Epsilon acquiring Conversant?
Quite simply, we believe we will be able to create more compelling solutions for clients, and as a result we will grow and remain important partners for them.
Epsilon has been on a journey to round out our portfolio of services to meet the needs of Global 1000 CMOs.  While we have developed enviable scale with our core solution areas, including data, technology (database/loyalty/email/digital UX), and agency services (creative/strategy/analytics), we have been seeking scale in key digital areas that are high growth markets.  Conversant brings us instant scale and maturity in these areas.  Our own online solutions group has been growing at an extremely rapid pace, as we've proven out the power of leveraging rich first party offline data to drive intelligent, relevant online advertising.  Combined with Conversant, we will not only more fully participate in high growth channels such as display, video and mobile, but also we will be able to offer our clients more complete omnichannel marketing solutions.

Conversant also brings an enviable client list of leading global brands.  Many of these brands are shared today.  They serve 70 of the top 100 retailers, 3 of the top 4 telcos, 7 of the top 10 auto manufacturers and 8 of the top 10 pharmaceuticals.

In addition to a great client list, Conversant has a deep DNA in developing leveragable technology products and platforms that can be customized to meet particular client needs.  As Epsilon has deepened its product maturity with Agility Harmony™, Agility Loyalty™, and Agility Connect™, we see each of these core products being enhanced by both the product family at Conversant as well as the maturity and scale of a large product organization.

Epsilon Associate Q&A
Epsilon Acquisition Announcement – Conversant (NASDAQ:CNVR)

Conversant and Epsilon share the same DNA and commitment to client service delivery and excellence. Our complementary strengths across capabilities and verticals will enable our clients to choose a single partner to meet their marketing needs.

Finally, Conversant is a company rich with digital talent, something our clients seek.  Led by seasoned executive John Giuliani, formerly CEO of Dotomi and president of Catalina Marketing, NA, the Conversant team is a strong fit and will help drive continued growth across Epsilon.

Are there overlapping areas such as display offerings that will be combined?
Initially Conversant will continue to operate as it stands today, under the umbrella of Epsilon.  However, naturally there are some areas that together can give us richer solutions and capabilities.  We anticipate aligning our online solutions offerings, led by EVP Eric Stein, closely with Conversant's Media business.  Beyond that we will evaluate areas such as product development, which we believe could allow us to accelerate both companies' development roadmaps.  We intend for sales, client services and delivery for both companies to continue operating as they stand today, with allowances for sales to cross-sell our solutions into Enterprise Accounts.

Will Conversant retain its name?
Given the size and scale of Conversant, we intend to keep the brand.  Conversant, in fact, just went through a process earlier this year to rebrand their company.  Their focus, which is to digitally deliver the "power of personalization," by building personal connections with individuals, is remarkably aligned with Epsilon's own core mission to create connections between our clients and their consumers.  When and as appropriate, we will incorporate Conversant into our brand message and image.

What about One Epsilon? Is that going away?
We will continue to focus on our integrated structure and culture including One Epsilon meetings, rebranding efforts and our seamless delivery to our clients as one company.  Given the timing and size of the acquisition we expect that it will not be integrated into the One Epsilon Model in 2015.  Rather we will take a focused approach to cross-selling our services to clients.  As we work through integration plans we will have more to communicate over the coming months.

What will our clients think of the acquisition?
Given Conversant's digital talent and deep DNA in developing leveragable technology products and platforms that can be customized for a particular client need, we believe our clients will be very excited. We will now be able to offer them more complete omnichannel marketing solutions.

Epsilon and Conversant share a culture marked by a passion for our clients and excellence in delivery to achieve measurable results that drive business outcomes. With a talented team of 1,400 professionals, Conversant will bring deep expertise and experience to complement our offerings and create new opportunities for our clients.

Epsilon Associate Q&A
Epsilon Acquisition Announcement – Conversant (NASDAQ:CNVR)

So now that an agreement has been reached, what's next?

There are many stages during an acquisition. We have completed what is commonly referred to as signing, which means we have entered into a signed legal agreement with Conversant. Next will be closing, which is when the transaction is completed and payment for the purchase of the business is made. Closing will take place after the necessary regulatory and Conversant shareholder approvals are received. Following that, we will begin the process of integrating our businesses. Until that time, it is business as usual, but we will continue to communicate with you as we can, considering regulatory constraints, up until the closing takes place.

Were Epsilon associates notified in advance that Conversant was being purchased?
No, because Conversant is a public company and Epsilon operates as part of a public company the negotiations related to these types of transactions must remain highly confidential. Although we pride ourselves on an environment of open communication, in certain situations, legal or contractual obligations do not permit this information to be shared.

Why is there a delay between signing and closing?
The transaction requires Conversant shareholder and regulatory approvals. Because Alliance Data will be issuing stock in the merger, and because Conversant will be soliciting a vote from their shareholders, the companies will be required to file certain documents with the Securities and Exchange Commission that may be subject to a review process which may take several months.

When will it close?
We anticipate that the deal will close sometime by year-end 2014, subject to regulatory approval.

What are our Integration Plans?
As part of the due diligence process, both organizations have been gathering information about the other's respective businesses and together they will begin to formulate integration plans. When we are further along in the planning process, we will begin to communicate plans for integration. Please be patient and know that we will share these plans as soon as we can.

Communication Information

What am I allowed to say about the acquisition to friends and family?
Since the deal has been officially announced, you are welcome to share this news with your friends and family.

What can we expect regarding ongoing company communications and management of the business?
During the period between signing and closing, it will be business as usual for Conversant and Epsilon employees. The management structure remains intact and the  normal communications processes and channels within each company will remain unchanged.

Once regulatory approval has been received, both organizations will be actively working on planning for the transition, aligning and integrating the business and establishing formal and informal connections between Epsilon and Conversant employees.

Epsilon Associate Q&A
Epsilon Acquisition Announcement – Conversant (NASDAQ:CNVR)

Impact to Associates

Will my job responsibilities change?
As part of the integration plan, after closing we do not expect there to be any major changes to job responsibilities for our associates. If certain job responsibilities evolve as integration occurs, it would only be after thoughtful consideration and collaborative discussions.  As we learn more, we will share these developments with our Associates.

Will my manager change?
It is not expected that there will be widespread changes in reporting relationships. As both companies work through the integration planning, there may be realignments needed on a limited basis. We do not expect this to be any different than what we experience normally as a business. As we grow and evolve as an organization, alignment of our people is one of the things that we are always considering and we  will continue to consider as we move forward through the integration process.   As of the close date, Conversant CEO John Giuliani will report to Bryan Kennedy.

Are there any plans to consolidate or move locations as part of this deal?
No. There are no office moves planned at this time.

Do we know yet if everyone at Conversant will become employees of Alliance Data/Epsilon?
As part of this agreement, all associates will transition to Epsilon.

Will our Clients and Vendors be told of the sale?
As part of the announcement, we have a communication plan to share this news with clients, prospects, and vendors. Conversant will also begin communicating this news to their clients and key vendors.

Will we be able to hire additional resources for departments that currently have open positions posted?
As always, we will continue to evaluate the resource needs and make decisions that are in the best interest of the overall business and meet our client and contractual commitments. We do not expect this to be any different than what we experience normally as a business.

What if I have other questions?
Please ask. Though many business decisions have not been made at this time new information will be shared as it becomes available. Questions or concerns related to your job should be directed to your manager.

Epsilon Associate Q&A
Epsilon Acquisition Announcement – Conversant (NASDAQ:CNVR)

Important Information for Investors and Stockholders
This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.  This communication may be deemed to be solicitation material in respect of the proposed merger between Conversant, Inc. and a subsidiary of Alliance Data Systems Corporation. In connection with the proposed merger, Alliance Data intends to file with the United States Securities and Exchange Commission (SEC) a registration statement on Form S-4 containing a proxy statement/prospectus.  After the registration statement has been declared effective by the SEC, the definitive proxy statement/prospectus will be delivered to stockholders of Conversant. SECURITY HOLDERS OF CONVERSANT ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER DOCUMENTS RELATING TO THE MERGER THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the registration statement and proxy statement/prospectus (when available) and other documents filed by Alliance Data and Conversant, without charge, through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Alliance Data will be made available free of charge on Alliance Data's website at www.alliancedata.com. Copies of documents filed with the SEC by Conversant will be made available free of charge on Conversant's website at www.conversantmedia.com.

Safe Harbor Statement/Forward Looking Statements
Certain information set forth in this communication, including financial estimates, projections about the industries and markets in which Alliance Data and Conversant operate, and statements as to the expected timing, completion and effects of the proposed merger between Alliance Data and Conversant, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements may use words such as "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "predict," "project," "would" and similar expressions as they relate to each company or their respective management teams. These estimates and statements are subject to risks and uncertainties that could cause actual results to differ materially from those expected in or suggested by such statements. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company's plans, objectives, expectations (financial or otherwise) and intentions, the estimated timetable for completing the transaction and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Alliance Data and/or Conversant and are subject to significant risks and uncertainties outside of our control.

Epsilon Associate Q&A
Epsilon Acquisition Announcement – Conversant (NASDAQ:CNVR)

Risks and uncertainties related to the proposed merger include, among others: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement; the risk that Conversant stockholders may not adopt the merger agreement; the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated; uncertainties as to the timing of the merger; competitive responses to the proposed merger; response by activist shareholders to the merger; risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner; unexpected costs, charges or expenses resulting from the merger; litigation relating to the merger; the outcome of pending litigation; risks related to the disruption of management time from ongoing business operations due to the proposed merger; failure to realize the benefits expected from the proposed merger; changes in general economic and/or industry-specific conditions; and the effect of the announcement of the proposed merger on the ability of Alliance Data and Conversant to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. For further information regarding factors affecting future results of Alliance Data and Conversant, please refer to their respective Annual Reports filed on Form 10-K for the year ended December 31, 2013, Quarterly Reports on Form 10-Q for the quarters ended March 31 and June 30, 2014, and other documents filed by Alliance Data and Conversant with the SEC, which are available at the SEC's website http://www.sec.gov. Neither Alliance Data nor Conversant is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise, except as required by law. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

Participants in the Solicitation
Alliance Data Systems Corporation and Conversant, Inc. and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the holders of Conversant common stock in respect of the proposed transaction. Information about Alliance Data's directors and executive officers is set forth in the proxy statement for Alliance Data's 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 21, 2014. Information about Conversant's directors and executive officers is set forth in the proxy statement for Conversant's 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 28, 2014. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, through securities holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available.  Investors should read the joint proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions.  You may obtain free copies of these documents from Alliance Data or Conversant using the sources indicated above.